SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, SP, Brazil, December 4 , 2018 - GAFISA S.A. (BOVESPA:GFSA3) (“Gafisa” or “Company”) informs that taking into account the turnaround process the Company has been going through, and several strategic actions taken to reduce and optimize costs, the Company’s Board of Directors, as advised by its Audit Committee, in a meeting held on December 03, 2018, unanimously resolved to replace its external auditor, from current PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES to BDO RCS AUDITORES INDEPENDENTES – SOCIEDADE SIMPLES, referring to 2018 fiscal year.

PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES agrees with the replacement justification.

The Board of Directors, engaged and aligned with the objective of an organization which is always reinventing itself, ratifies its commitment to the best corporate governance practices and clarifies that this measure aims at adjusting its structure, without compromising its business’ long-term sustainability.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 4, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer